                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No 1)*

                              H.J. Heinz Company
                               (Name of Issuer)

                         Common Stock, $.25 par value
                        (Title of Class of Securities)

                                 423074-10-3
                                (CUSIP Number)

                              Carolyn D. Duronio
                           Reed Smith Shaw & McClay
         435 Sixth Avenue, Pittsburgh, PA 15219 (Phone: 412-288-4106)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 25, 1994
                    (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 7 Pages
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CUSIP No.  423074-10-3                13D              Page 2 of 7 Pages

 1:  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William H. Rea

 2:  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                   (b)[ ]

 3:  SEC USE ONLY

 4:  SOURCE OF FUNDS*
     N/A

 5:  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [ ]

 6:  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

                    NUMBER OF SHARES BENEFICIALLY OWNED BY
                          EACH REPORTING PERSON WITH

 7:  SOLE VOTING POWER
     -0-

 8:  SHARED VOTING POWER
     8,104,474

 9:  SOLE DISPOSITIVE POWER
     -0-

10:  SHARED DISPOSITIVE POWER
     8,104,474

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,104,474

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%

14:  TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D of William H. Rea is being amended and restated in its entirety by this Amendment No. 1 as a result of the need to file this Amendment No. 1 electronically through the EDGAR system.

         Item 1.  Security and Issuer.
         -------  --------------------

                   This Amendment No. 1 relates to shares of Common Stock, par value $.25 per share, of H. J. Heinz Company (the "Issuer"), P.O. Box 57, Pittsburgh, Pennsylvania 15230 (hereinafter referred to as the "Common Stock").

         Item 2.  Identity and Background.
         -------  ------------------------

                   The undersigned, William H. Rea, is retired. The residence address of the undersigned is Stony Lonesome Farm, R.D. #1, Stahlstown, Pennsylvania 15687.

                   The undersigned is a citizen of the United States and has not during the last five years (1) been convicted in a criminal proceeding or (2) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.
         -------  --------------------------------------------------

                   The undersigned, as trustee of two trusts, is the beneficial owner of 8,104,474 shares of Common Stock. Such shares were given to such trusts and no consideration was paid for them.

         Item 4.  Purpose of Transaction.
         -------  -----------------------

                   The shares of Common Stock held by the undersigned in the trusts referred to in Item 3 are held for investment, although it is anticipated that the trusts will sell shares of Common Stock from time to time in order to diversify their investments and to comply with applicable tax laws. While the undersigned has no other present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the undersigned and such trusts will be periodically reviewed and at any time the amount of such investments may be increased or decreased. The undersigned does not at the present time have any plans or proposals which relate to or would result in:

                   (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;





                                 Page 3 of 7 Pages
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                   (2)  An extraordinary corporate transaction, such as a
              merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                   (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                   (5) Any material change in the present capitalization or dividend policy of the Issuer;

                   (6) Any other material change in the Issuer's business or corporate structure;

                   (7) Changes in the Issuer's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                   (9) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                   (10) Any action similar to any of those enumerated above.



         Item 5.  Interest in Securities of the Issuer.
         -------  -------------------------------------

                   The undersigned shares with co-trustees voting and investment power over 8,104,474 shares of Common Stock (3.2% of the outstanding Common Stock). The identity of the co-trustees with one or more of whom the undersigned shares voting and investment power is as follows:

                        J.F. Dolan (lawyer, partner)
                        Davis, Polk & Wardwell
                        450 Lexington Avenue
                        New York, New York  10017






                                 Page 4 of 7 Pages
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                        Andre T. Heinz (design consultant)
                        William McDonaugh Architects
                        1950 Squaw Run Road
                        Pittsburgh, Pennsylvania  15238

                        Drue Heinz (community affairs)
                        Oliver Building
                        Suite 606
                        535 Smithfield Street
                        Pittsburgh, Pennsylvania  15222

                        Teresa Heinz (philanthropist)
                        4440 USX Tower
                        600 Grant Street
                        Pittsburgh, Pennsylvania 15219

                        John J. Ryan, Jr. (Chairman of the Board)
                        Mine Safety Appliance Co.
                        (manufacturer of safety equipment)
                        400 Penn Center Boulevard
                        Pittsburgh, Pennsylvania 15235

                        James M. Walton (investments)
                        Room 3902
                        525 William Penn Place
                        Pittsburgh, Pennsylvania 15219

                        S. Donald Wiley (lawyer, director of the Issuer, retired Senior Vice President, General Counsel and Secretary of the Issuer)
                        H. J. Heinz Company
                        USX Tower
                        Pittsburgh, Pennsylvania 15219

                        Mellon Bank, N.A., a national banking association (domestic and international commercial banking, retail banking and trust services)
                        One Mellon Bank Center
                        Pittsburgh, Pennsylvania 15258


                   Each of the above individuals is a citizen of the United States, and none of the above persons has during the last five years (1) been convicted in a criminal proceeding or (2) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   On January 25, 1994 a charitable trust, of which the undersigned was a trustee, transferred 15,299,092 shares of Common Stock to a newly-formed Pennsylvania nonprofit corporation, of


                                 Page 5 of 7 Pages
         which the undersigned is a director. Such transfer was made for no consideration in connection with the restructuring of the trust into corporate form. Except for such transfer, the undersigned has not effected any transactions in shares of Common Stock during the sixty day period preceding the date of this Amendment No. 1. The undersigned is filing this Amendment No. 1 to report that as of January 25, 1994, he was the beneficial owner of less than 5% of the Common Stock.

                   The shares of Common Stock held by the two trusts reported herein as beneficially owned by the undersigned are held by him in his capacity as trustee for the benefit of charity. No charity has a right to receive dividends or proceeds from the outstanding Common Stock so held. No person other than the undersigned and the co-trustees listed above has the right to direct the receipt of dividends on, or proceeds from the disposition of, the Common Stock held by such trusts.

                   The undersigned has no right to receive the dividends on, or the proceeds from the disposition of, any of shares of Common Stock held by the trusts referred to in Item 3 and reported herein as beneficially owned by him and disclaims any such beneficial interest.

         Item 6. Contracts, Arrangements, Understandings or Relationships ------- With Respect to Securities of the Issuer.
                  -----------------------------------------

                    There are no contracts, arrangements, understandings or relationships (legal or otherwise except the contractual and legal relationships inherent in the relationship between or among the co-trustees; and between the co-trustees and the beneficiaries, of the trusts) between or among the undersigned and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

         Item 7.  Material to be Filed as Exhibits.
         -------  ---------------------------------

                    None.










                                 Page 6 of 7 Pages

                                     SIGNATURE
                                     ----------

                    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                                William H. Rea
                                                --------------------
                                                William H. Rea


         Dated:  January 25, 1994















                                 Page 7 of 7 Pages